(As filed with the Securities and Exchange Commission January 31, 2002)

File No. 70-9641

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POS-AMC
(Post Effective No. 10)
on
FORM U-1
APPLICATION OR DECLARATION
under the
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

Eastern Enterprises
One Beacon Street
Boston, Massachusetts 02108

(Names of companies filing this statement and addresses of principal executive offices)

KeySpan Corporation

(Name of top registered holding company parent of each applicant or declarant)

Steven L. Zelkowitz
Executive Vice President and General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

(Name and address of agent for service)

The Commission is requested to mail copies of all orders, notices and other communications to:

Laura V. Szabo, Esq.
Dickstein Shapiro Morin & Oshinsky LLP
2101 L Street, N.W.
Washington, DC 20037

         The record in this proceeding is hereby supplemented as follows:

         1.     ITEM 1 - DESCRIPTION OF PROPOSED TRANSACTION

                 A.     Summary of Prior Proceedings.

                 By order dated November 7, 2000 in this proceeding (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the "Merger Order"), the Commission authorized KeySpan Corporation ("KeySpan") to acquire all of the issued and outstanding common stock of Eastern Enterprises ("Eastern"), an exempt holding company (collectively, the "Applicants"). The transaction was consummated on November 8, 2000, and KeySpan registered with the Commission as a holding company pursuant to Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on the same day.

                 As described in the Merger Order and KeySpan's underlying merger application ("Merger Application"), KeySpan is a diversified public utility registered holding company. As a result of its acquisition of Eastern, KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York, which distributes natural gas at retail to residential, commercial and industrial customers in the New York City Boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island, which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC, which owns and operates electric generation capacity located on Long Island that is sold at wholesale to the Long Island Power Authority; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire. KeySpan, through its subsidiaries (including through Eastern), engages in energy related non-utility activities as described in the Merger Order.1

                 As described in the Merger Order and Merger Application, Eastern owns several subsidiary corporations including Midland Enterprises Inc. ("Midland"), a non-utility company which, directly and through its subsidiaries, engages in activities primarily consisting of the

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     1  The  issue  of  KeySpan's   retention  of  certain  of  its  non-utility
subsidiaries  is  pending  before  the  Commission.  In the  Merger  Order,  the
Commission reserved jurisdiction with respect to the retention by KeySpan of the
following    non-utility    subsidiaries    (collectively,    the    "Retainable
Subsidiaries"):  (i)  KeySpan  Services,  Inc.  and its  subsidiaries;  (ii) ENI
Mechanical,  Inc. and its  subsidiaries;  (iii) Eastern  Enterprises  Foundation
("EEF");  (iv) Eastern Urban  Services,  Inc.  ("EUS");  (v) Eastern  Associated
Securities Corp. ("EASC");  and (vi) PCC Land Company, Inc. ("PCC"). On June 27,
2001, KeySpan filed with the Commission post-effective amendments Nos. 7 and No.
8 in File No. 70-9641 requesting that the Commission  release  jurisdiction over the retention of the Retainable  Subsidiaries  and allow KeySpan to retain these companies.  A  Commission  determination  on the  post-effective  amendments  is pending.

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operation of a marine transportation business, including the barge hauling of coal and other cargo.2 The Merger Order required divestiture of Midland and the Midland Subsidiaries within three years of the date of the Merger Order (i.e., by November 8, 2003) in order to comply with Section 11(b)(1) of PUHCA which limits a registered holding company to ownership of a single integrated public-utility system and to such non-utility businesses as are reasonably incidental or economically necessary or appropriate to the operations of the integrated utility system.

                 B.     Subsequent Actions.

                 On January 24, 2002, KeySpan and Eastern entered into a definitive agreement with Landgrove Corp. ("Landgrove"), pursuant to which Eastern has agreed to sell and Landgrove has agreed to acquire Midland and the Midland Subsidiaries. Under the terms of the agreement, prior to the closing date Midland and certain of the Midland Subsidiaries will be converted or merged into single-member limited liability companies.3 Subsequently, on the closing date, Landgrove will purchase all of the LLC interests of the successor limited liability company to Midland ("Midland LLC"). In consideration, Landgrove will pay Eastern $133 million in cash, subject to adjustment, plus cash on the books at closing (currently estimated to be approximately $30 million), plus the amount (at closing) of an intercompany receivable (the "MHS Note") due from Eastern to Minnesota Harbor Service, Inc. ("MHS"), a wholly-owned subsidiary of Midland (currently estimated to be approximately $73.5 million).4

                 On October 23, 2001, as amended on January 18, 2002, the Applicants filed an application and declaration in File No. 70-9995 seeking authorization for a reorganization of Eastern which will result in a change in its corporate form from a Massachusetts business trust to a Massachusetts limited liability company. If the SEC authorizes Eastern’s reorganization, the sale of the Midland LLC interests will be treated for federal income tax purposes as a sale of the Midland assets by KeySpan in exchange for the net proceeds of approximately $236.5 million plus the assumption of liabilities. KeySpan will be considered the seller of those assets for federal income tax purposes because, once converted to limited liability companies, Eastern,

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     2  As  described  in  the  Merger  Order,  Midland's  direct  and  indirect subsidiaries  are as follows:  The Ohio River  Company;  The Ohio River  Company
Traffic Division,  Inc.; Orgulf Transport Co.; Orsouth Transport Co.; Red Circle
Transport Co.; Capital Marine Supply, Inc.; Chotin Transportation, Inc.; Eastern
Associated  Terminals  Company;  Minnesota Harbor Service,  Inc.;  Federal Barge
Lines, Inc.; River Fleets,  Inc.; Hartley Marine Corp.; The Ohio River Terminals
Company; Port Allen Marine Service, Inc.; and West Virginia Terminals, Inc. (the
"Midland Subsidiaries").

     3  Each  of  the  following  Midland  Subsidiaries  will  be  converted  to single-member limited liability companies:  Capital Marine Supply, Inc., Eastern
Associated  Terminals Company,  Federal Barge Lines, Inc., Hartley Marine Corp.,
The Ohio River Company, The Ohio River Terminals Company,  Orgulf Transport Co.,
Orsouth  Transport  Co. and River Fleets,  Inc.  (collectively,  the  "Converted
Subsidiaries").  The conversion of Midland and the Converted  Subsidiaries  into single-member limited liability companies will require consents of certain third parties.  KeySpan's  non-utility  subsidiaries  (which  include  Midland and the
Converted Subsidiaries) have Commission  authorization to engage in the types of intracorporate  reorganizations  described above. See KeySpan Corp., Holding Co.
Act Rel. No. 35-27272 (Nov. 8, 2000).

     4 Pursuant to Rule 44(c),  the  Applicants  hereby notify the Commission of their  intent to sell  Midland as  described  herein in order to comply with the
Merger  Order’s  directive  to divest of  Midland  in order to comply  with
Section 11(b)(1) of PUHCA.

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Midland and the Converted Subsidiaries will be disregarded entities treated as divisions of KeySpan.

                 Eastern intends to use the net proceeds shortly after their receipt to retire the MHS Note due December 31, 2006 and payable by Eastern to MHS, a subsidiary of Midland. Eastern will distribute the remaining proceeds of approximately $163 million to KeySpan. KeySpan will use the distribution proceeds to retire securities constituting third party debt.

                 C.     Further Relief Requested.

                 In order to comply with Section 1081 of the Internal Revenue Code of 1986, as amended, KeySpan requests that the Commission issue a further order in this proceeding (1) confirming that the proposed disposition of Midland and the Midland Subsidiaries as described above (and specifically including the conversion of Eastern, Midland and the Converted Subsidiaries to limited liability companies and the sale of the interests in Midland LLC pursuant to which the purchaser will acquire all of the assets and all of the liabilities of Midland and the Midland Subsidiaries) complies with the requirements of the Merger Order as to the disposition of Midland and is necessary and appropriate to effectuate Section 11(b)(1) of PUHCA, and (2) approving, as necessary and appropriate to comply with the Merger Order and effectuate Section 11(b)(1) of PUHCA, (a) Eastern and KeySpan's use of the net proceeds from such disposition to (as described above) retire Eastern's note payable to MHS and securities of KeySpan constituting third party debt, and (b) the purchaser's assumption of the liabilities of Midland and the Midland Subsidiaries.5

         2.     ITEM 5 - PROCEDURE

                 The Applicants request that the Commission issue its supplemental order in this proceeding as soon as its rules allow. Issuance of the supplemental order is a condition precedent to the closing of the sale of Midland and the Midland Subsidiaries. The parties would like to close the sale of Midland to Landgrove within 90 days of the date hereof.

         3.      The following additional exhibit, as listed in ITEM 6 - EXHIBITS AND FINANCIAL STATEMENTS, is filed herewith:

                         Exhibit N   -    Promissory Note from Eastern Enterprises to MHS

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     5 The order  requested  by the  Applicants  is  similar  to the  relief the
Commission  granted to Progress  Energy with respect to the  divestiture  of its barge  company in order to comply with Section  11(b)(1) of PUHCA.  See Progress
Energy, Holding Co. Act Rel. No. 27442 (Sept. 21, 2001).

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SIGNATURES

                 Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                       KeySpan Corporation

                                       By:            /s/
                                          ___________________________________                                          Name:  Steven L. Zelkowitz
                                          Title: Executive Vice President and
                                                   General Counsel

                                       Eastern Enterprises

                                       By:            /s/
                                          ___________________________________                                          Name:  Steven L. Zelkowitz
                                          Name:  Richard A. Rapp, Jr.
                                          Title: Secretary

Date: January 31, 2002

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